UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press release dated February 29, 2016 titled “GeoPark announces certified 2015 oil and gas reserve increase with record 2P reserves of 125 MMBOE”

Item 1

FOR IMMEDIATE RELEASE

GEOPARK ANNOUNCES CERTIFIED 2015 OIL AND GAS RESERVE INCREASE

WITH RECORD 2P RESERVES OF 125 MMBOE

Proven Developed Producing (PDP) Reserves Up 25% with 150% Reserve Replacement / Proven (P1) Reserves Up 13% with 211% Reserve Replacement / Proven and Probable (2P) Reserve NPV Estimated at $1.6 Billion

Santiago, Chile – February 29, 2016 -- GeoPark Limited (“GeoPark”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and producing properties in Colombia, Chile, Brazil, Argentina and Peru1, announced today its reserves assessment as of December 31, 2015 independently certified by DeGolyer and MacNaughton (“D&M”) under PRMS methodology.

All figures are expressed in US Dollars.

Year-End 2015 D&M Certified Reserves Highlights

•	After producing 7.4 MMBOE in 2015, total net proven developed producing (“PDP”) reserves in Colombia, Chile and Brazil increased 25% (3.5 MMBOE) to 17.3 MMBOE. For each BOE produced in 2015, 1.5 BOE of PDP reserves were added with a PDP reserve replacement index (“RRI”) of 150%

•	Total net proven (“P1”) reserves in Colombia, Chile and Brazil increased 19% (8.1 MMBOE) to 52.3 MMBOE and, including Peru, to 71.1 MMBOE. P1 reserve life index (“RLI”) in Colombia, Chile and Brazil equaled 7.1 years and, including Peru, 9.6 years. For each BOE produced in 2015, 2.1 BOE of P1 reserves were added with a P1 RRI of 211%

•	Total proven and probable (“2P”) reserves in Colombia, Chile and Brazil increased 3% (3.0 MMBOE) to 95.1 MMBOE and, including Peru, to 125.3 MMBOE. 2P RLI in Colombia, Chile and Brazil equaled 12.9 years and, including Peru, equaled 16.9 years. For each BOE produced in 2015, 1.4 BOE of 2P reserves were added with a 2P RRI of 141%

•	Total net present value (“NPV”) after tax of 2P reserves was $1.65 Billion in 2015 compared to $1.69 Billion in 2014

James F. Park, CEO of GeoPark, said: "Our independently-certified oil and gas reserve increase this year represents another performance record and important 2015 achievement – reflecting the quality of our assets, our financial discipline and focus, and the experience and capabilities of our team. Despite the low oil price environment and significant cutbacks in new capital investment, our team was able to pivot and adapt our program to explore and develop our

________________________

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval.

high quality low cost assets, including the discovery of three new oil fields in Colombia, while also keeping our long-term business plan and growth on track. Our reserve additions followed the production of 7.4 million boes during the year and the reduction of 4.7 million boes of uneconomic reserves from the impact of low oil prices and technical revisions. Importantly, we had significant increases in our PDP and P1 reserves last year, which represent the lowest risk and most accessible oil and gas reserves. Our overall reserve increase also led our certified net present value of our 2P reserves to reach $1.6 Billion -- approximately in line with 2014 numbers even after adjusting for a lower oil price forecast."

2P D&M Certified Reserves Growth (MMBOE)

2015 Year-End D&M Certified Reserves Summary

Consolidated:

GeoPark engaged D&M to prepare an independent appraisal report of GeoPark’s reserves as of December 31, 2015 covering 100% of GeoPark’s assets.

As of December 31, 2015, and following oil and gas production of 7.4 MMBOE in 2015, D&M certified 2P reserves of 95.1 MMBOE (composed of 66% oil and 34% natural gas); distributed 49% in Colombia, 44% in Chile, and 7% in Brazil. Including Peru, D&M certified total 2P reserves of 125.3 MMBOE (composed of 74% oil and 26% natural gas); distributed 37% in Colombia, 33% in Chile, 24% in Peru and 6% in Brazil.

2

Country	Reserves Category	December 2015 (MMBOE)	% Oil	December 2014 (MMBOE)	% Change
Colombia	1P	32.2	100%	24.7	+30%
	2P	46.5	100%	38.6	+20%
	3P	58.2	100%	51.2	+14%
Chile	1P	13.5	48%	12.3	+10%
	2P	41.8	38%	46.2	-10%
	3P	90.1	27%	101.9	-12%
Brazil	1P	6.7	2%	7.2	-7%
	2P	6.9	2%	7.3	-5%
	3P	7.1	2%	7.7	-8%
Total	1P	52.3	74%	44.2	+19%
(D&M Certified)	2P	95.1	66%	92.1	+3%
	3P	155.5	53%	160.8	-3%
Peru[1]	1P	18.8	100%	18.8	-
	2P	30.2	100%	30.2	-
	3P	59.1	100%	60.2	-2%
Total (Including Peru)	1P	71.1	81%	62.9	+13%
(D&M Certified)	2P	125.3	74%	122.3	+2%
	3P	214.6	66%	221.1	-3%

[1] Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval.

Analysis by Business Segment

Colombia:

The table below sets forth GeoPark’s Colombian D&M certified oil reserves by category as of December 31, 2015, as compared to the previous year:

Reserves Category	December 2015 (MMBOE)	% Oil	December 2014 (MMBOE)	% Change
PDP	8.6	100%	7.5	+15%
PUD	23.6	100%	17.2	+37%
1P	32.2	100%	24.7	+30%
2P	46.5	100%	38.6	+20%
3P	58.2	100%	51.2	+14%

After record production of 4.8 MMBOE in 2015 (up 26% as compared to 2014), GeoPark’s 2P D&M certified reserves in Colombia increased by 20% to 46.5 MMBOE compared to 2014. This increase is mainly the result of net additions of 12.7 MMBOE (100% oil) of P1 reserves related

3

to new discoveries in 2015 including Jacana, Chachalaca and Tilo oil fields in the Llanos 34 Block (GeoPark operated with 45% WI), partially offset by 2015 production.

The Llanos 34 Block (GeoPark operated with 45% WI), represented 90% of GeoPark’s Colombian 2P D&M certified reserves as of December 31, 2015.

For each barrel of oil equivalent extracted in Colombia, 2.6 barrels of P1 reserves were added, resulting in a P1 RRI of 258%. For each barrel of oil equivalent extracted, 2.6 barrels of 2P reserves were added, resulting in a 2P RRI of 265%.

The P1 RLI increased to 6.8 years (6.3 years in 2014) while 2P RLI remained flat at 9.7 years in 2015 as compared to 2014.

Chile:

The table below sets forth GeoPark’s Chilean D&M certified oil and natural gas reserves by category as of December 31, 2015, as compared to the previous year:

Reserves Category	December 2015 (MMBOE)	% Oil	December 2014 (MMBOE)	% Change
PDP	2.0	36%	2.6	-23%
PUD	11.5	50%	9.7	+19%
1P	13.5	48%	12.3	+10%
2P	41.8	38%	46.2	-10%
3P	90.1	27%	101.9	-12%

After production of 1.4 MMBOE in 2015, GeoPark’s 2P reserves in Chile decreased by 10% to 41.8 MMBOE compared to 2014, mainly due to a 4.7 MMBOE reserve reduction in the Fell Block (GeoPark operated with a 100% WI) due to technical revisions and the impact of lower oil prices on some small marginal fields.

The Fell Block (GeoPark operated with a 100% WI) represented 99% of GeoPark’s Chilean 2P D&M certified reserves and consisted of 38% oil and 62% gas.

For each barrel of oil equivalent extracted in Chile, 1.9 barrels of P1 reserves were added, resulting in a P1 RRI of 186%. The 2P RRI is negative resulting from the reserve revision.

The P1 RLI increased to 9.6 years (compared to 5.3 years in 2014).

Brazil:

The table below sets forth GeoPark’s Brazilian D&M certified oil and natural gas reserves by category as of December 31, 2015, as compared to the previous year:

4

Reserves Category	December 2015 (MMBOE)	% Oil	December 2014 (MMBOE)	% Change
PDP	6.7	2%	3.7	+81%
PUD	0.0	2%	3.5	-100%
1P	6.7	2%	7.2	-7%
2P	6.9	2%	7.3	-5%
3P	7.1	2%	7.7	-8%

PDP D&M certified reserves in Brazil increased by 81% (3 MMBOE) to 6.7 MMBOE, resulting from the installation and tie-in of the gas compression plant for the Manati gas field. For each BOE produced in 2015 (production of 1.2 MMBOE), 3.5 BOE of PDP reserves were added with PDP RRI of 350%.

2P D&M certified reserves decreased 0.4 MMBOE, or by 5%, to 6.9 MMBOE compared to 2014.

PDP RLI increased to 5.6 years (vs 2.8 in 2014) while 2P RLI slightly increased to approximately 5.7 years from 5.5 in 2014.

The Manati Field (GeoPark non-operated with a 10% WI) represented 100% of GeoParks’ Brazilian D&M certified reserves and consisted 98% on gas.

Peru:

In October 2014, GeoPark executed an agreement with Petróleos del Perú S.A. (“Petroperu”) to acquire an interest in and operate the Morona Block located in northern Peru covering an area of 1.9 million acres in the Marañón Basin. The transaction is currently pending approval from the Peruvian Government.

The Morona Block (to be operated by GeoPark with a 75% WI) contains the Situche Central oil field, which has been delineated by two wells tests (of approximately 2,400 and 5,200 bopd oil each) and by 3D seismic.

The table below sets forth GeoPark’s Peruvian D&M certified net oil reserves by category as of December 31, 2015:

Reserves Category	December 2015 (MMBOE)	% Oil	December 2014 (MMBOE)	% Change
PDNP	6.8	100%	6.6	-
PUD	12.0	100%	12.2	-
1P	18.8	100%	18.8	-
2P	30.2	100%	30.2	-
3P	59.1	100%	60.2	-2%
5

D&M Certified Reserves Change by Country

The following table shows the net change in 2P D&M certified reserves by country from December 31, 2014 to December 31, 2015:

(MMBOE)	Colombia	Chile	Brazil	Total	Peru	Total Incl. Peru
2P Reserves as of December 31, 2014	38.6	46.2	7.3	92.1	30.2	122.3
Production 2014	-4.8	-1.4	-1.2	-7.4	0.0	-7.4
Net Additions	12.7	-3.0	0.8	10.4	0.0	10.4
Acquisitions	0.0	0.0	0.0	0.0	0.0	0.0
2P Reserves as of December 31, 2015	46.5	41.8	6.9	95.1	30.2	125.3

D&M Certified Reserve Net Present Value Summary

The table below sets forth GeoPark’s net present value after tax by country and by category of certified reserves as of December 31, 2015, as compared to the previous year:

Country	Reserves Category	NPV10 2015 ($ MM)	NPV10 2014 ($ MM)	% Change
Colombia	1P	447	408	+10%
	2P	655	640	+2%
	3P	839	842	0%
Chile	1P	142	121	+17%
	2P	478	579	-17%
	3P	1,040	1,165	-11%
Brazil	1P	84	115	-27%
	2P	87	118	-26%
	3P	92	120	-23%
Total	1P	674	644	+5%
(D&M Certified)	2P	1,221	1,337	-9%
	3P	1,970	2,127	-7%
Peru	1P	217	149	+46%
	2P	425	354	+20%
	3P	936	877	+7%
Total (Including Peru)	1P	891	792	+13%
(D&M Certified)	2P	1,646	1,690	-3%
	3P	2,906	3,004	-3%

6

Price Forecast (comparison 2015 vs 2014):

The pricing assumptions used in estimating feasibility of PRMS reserves and net present values in 2015 and 2014 are set forth in the table below:

Oil Price	2015	2016	2017	2018	2019	2020	2021	2022	2023 and thereafter
WTI ($/bbl) – 2015 Reserves Report	-	40	50	60	70	80	90	100	100
WTI ($/bbl) – 2014 Reserves Report	50	60	67	75	85	95	100	100	100

For further information, please contact:

INVESTORS:

Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600

Dolores Santamarina – Investor Manager	dsantamarina@geo-park.com
Buenos Aires, Argentina
T: +55 11 4312 9400

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co	kmarkovich@sardverb.com
New York, USA
T: +1 (212) 687-8080
7

GLOSSARY

1P	Proved Reserves

2P	Proved plus Probable Reserves

3P	Proved plus Probable plus Possible Reserves

BOE	Barrels of oil equivalent (6,000 cf gas per bbl of oil equilavent)

BOEPD	Barrels of oil equivalent per day

BOPD	Barrels of oil per day

Certified Reserves	Refers to net reserves independently evaluated by the petroleum consulting firm, DeGolyer and MacNaughton

MBOED	Thousands of Barrels of oil equivalent per day

MMBOED	Millions of Barrels of oil equivalent per day

MMbbl	Millions of Barrels of oil

MCFPD	Thousands of standard cubic feet per day

MMCFPD	Millions of standard cubic feet per day

PDNP	Proved Developed Non-Producing Reserves

PDP	Proved Developed Producing Reserves

PUD	Proved Undeveloped Reserves

sqkm	Square kilometers

WI	Working Interest
8

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section of the website at www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission.

9

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: March 1, 2016